PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated April 11, 2007)	Registration No. 333-139621

deCODE genetics, Inc.

3.5% Senior Convertible Notes Due 2011
and
 Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement adds to or supersedes similar information contained in the prospectus of deCODE genetics, Inc., dated April 11, 2007, as supplemented and modified by Prospectus Supplement No. 1 dated May 7, 2007.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The date of this prospectus supplement is June 20, 2007.

The information appearing under the caption “Selling Securityholders” on page 23 of the prospectus, as supplemented and modified by Prospectus Supplement No. 1, is further supplemented and modified by adding the following person as a selling securityholder:

Name and Address of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Underlying Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
Citigroup Global Markets Inc.(9) 390 Greenwich St., 3rd Floor New York, New York 10013	$2,000,000	2.5%	142,857	*

Unnamed holders of notes or any future transferees, pledges, donees or successors of or from any such unnamed holder(10)	$16,540,000	20.7%	1,181,429	1.9%

Total	$80,000,000	100.0%	5,714,288	8.5%

*                    Less than 1%.

(1)             Assumes conversion of all of the holder’s notes at a conversion rate of 71.4286 shares of common stock per $1,000 principal amount of the notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.”  As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)             Calculated based on shares of common stock outstanding as of June 15, 2007.  In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(9)             Citigroup Global Markets Inc. is a registered broker-dealer.  Citigroup Global Markets Inc. has represented that it did not obtain the notes held by it as compensation for services.  As a registered broker-dealer, Citigroup Global Markets Inc. is an underwriter in this offering and has all of the responsibilities and liabilities associated with underwriters under the relevant securities laws.

(10)       Information about other selling securityholders will be set forth in additional prospectus supplements.

The information appearing under the caption “Plan of Distribution” on pages 23-25 of the prospectus, as modified by Prospectus Supplement No. 1, is further modified by adding the following paragraph:

Citigroup Global Markets Inc. is a registered broker dealer. As a registered broker dealer, Citigroup Global Markets Inc. is an underwriter and consequently it has all the responsibilities and liabilities associated with underwriters under the relevant securities laws. None of the notes held by Citigroup Global Markets Inc. was received as compensation for services.